

July 19, 2018

Peter M. Graham
Executive Vice President and Chief Financial Officer
PRA Group, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

> **Re: PRA Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Response dated July 12, 2018**
> **File No. 000-50058**

Dear Mr. Graham:

We have reviewed your July 12, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2018 letter.

Response dated July 12, 2018

Consolidated Income Statements, page 46

1. We have reviewed your response to prior comment 1 and the information provided in our conference call on July 18, 2018. We continue to believe your presentation of netting net allowance charges against income recognized on finance receivables is not appropriate as net allowance charges are not a component of revenues. Furthermore, your presentation does not comply with the guidance in Article 5 or Article 9 of Regulation S-X, as neither permits the provision for doubtful accounts and notes, or provision for loan losses, respectively, to be netted against the revenue line item. Please revise future filings to

separately present total revenues, exclusive of the net allowance reversals.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Dundas, Staff Attorney, at 202-551-3436 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Division of Corporation Finance
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